UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 14, 2025

_____

In the Matter of

**10X Capital Venture Acquisition Corp.
III
1 World Trade Center
85th Floor
New York, NY 10007**

**ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-275504

_____

10X Capital Venture Acquisition Corp. III filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

10X Capital Venture Acquisition Corp. III has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on May 14, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Suzanne Hayes
Office Chief